Exhibit (a)(1)(iv)
Form of Letter from the Company to Stockholders
in Connection with the Company’s Acceptance of Shares
CARLYLE CREDIT SOLUTIONS, INC.
c/o STATE STREET BANK AND TRUST COMPANY
1 Heritage Drive, Mailstop OHD0100
North Quincy, MA 02171
November 1, 2023
[STOCKHOLDER NAME/ADDRESS]
Dear Stockholder:
This letter serves to inform you that Carlyle Credit Solutions, Inc. (the “Company”) has received and accepted for purchase in accordance with the terms of the Company’s tender offer that expired at 11:59 p.m., New York City Time, on October 27, 2023, your tender of shares of common stock, par value $0.01 per share (the “Shares”), of the Company.
Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 755,715 Shares were properly tendered and not properly withdrawn prior to the expiration date, which was less than the maximum number of 1,953,434 Shares the Company offered to purchase pursuant to the tender offer.

Based on the final count described above, the Company has accepted for purchase all 755,715 Shares that were validly tendered and not validly withdrawn pursuant to the Offer. As a result, the Company has purchased from you all of the Shares you properly tendered and did not properly withdraw. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 1.362% of the total number of Shares outstanding as of September 30, 2023.

In accordance with the terms of the tender offer, you have been issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which is being held on your behalf by the Transfer Agent that entitles you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of September 30, 2023 less the 2% “early repurchase fee” applicable to Shares that have not been outstanding for at least one year.
If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.